Exhibit 99.1

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

NEW YORK, February 12, 2014 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the full year and fourth quarter ended December 31, 2013. The company achieved its 2013 Outlook, and today provided a business outlook for 2014.1 Declines in earnings and profitability in both periods reflected previously announced charges (described below).

•	Revenues grew 2% for the full year and 1% for the fourth quarter, before currency
•	Including a $260 million charge in the fourth quarter, adjusted EBITDA was down 7% for the full year and down 32% for the fourth quarter
•	Including a $275 million charge in the fourth quarter, underlying operating profit was down 15% for the full year and down 50% for the fourth quarter
•	Full-year adjusted EPS was $1.54 vs. $1.89 in 2012 and fourth-quarter adjusted EPS was $0.21 vs. $0.54 in the prior-year period
•	Excluding the fourth-quarter charges, adjusted EPS was $1.83 for the full year and $0.49 for the quarter
•	The Board approved a $0.02 annual dividend increase to $1.32 per share; represents the 21st consecutive annual increase in the company’s dividend

“I am pleased that we were able to deliver on our full-year expectations, despite a tougher than expected external environment in the fourth quarter,” said James C. Smith, chief executive officer of Thomson Reuters.

“More importantly, we took significant strides to position the company to thrive in future years. Our transformation initiatives are taking hold, costs are coming out and innovation is coming forth. Specifically, the charge we announced for 2013-14 is just one necessary element of the changes we have put in place to enable us to drive growth across the enterprise,” said Mr. Smith.

“While the external headwinds were stronger than anticipated at year-end, particularly in Europe and the emerging markets, I am pleased with the progress we continued to make inside the company and with our customers. I am confident this progress will accelerate in 2014.”

Consolidated Financial Highlights – Full Year 2013
	Twelve Months Ended December 31, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2013	2012	Change
Revenues	$12,702	$13,132	-3%
Operating profit	$1,516	$2,570	-41%
Diluted earnings per share (EPS)	$0.16	$2.39	-93%
Cash flow from operations	$2,103	$2,658	-21%

Declines in IFRS operating profit and diluted EPS were due to previously announced charges and significantly higher prior-year gains related to divestitures, which were $829 million in 2012 versus $195 million in 2013. 2012 divestitures included the Healthcare business and 2013 divestitures included the Corporate Services business. Additionally, the company recorded $836 million in tax charges in 2013 related to the consolidation of its technology and content assets. The decline in cash flow from operations was principally due to a $500 million pension contribution in the fourth quarter of 2013.

					Excluding Q4 Charges[4]
Non-IFRS Financial Measures[2]	2013[3]	2012	Change		2013	Change
Revenues from ongoing businesses	$12,543	$12,443	1%		$12,543	1%
Revenue growth before currency			2%			2%
Adjusted EBITDA	$3,070	$3,310	-7%		$3,330	1%
Adjusted EBITDA margin	24.5%	26.6%	-210	bp	26.5%	-10	bp
Underlying operating profit	$1,881	$2,205	-15%		$2,156	-2%
Underlying operating profit margin	15.0%	17.7%	-270	bp	17.2%	-50	bp
Adjusted earnings per share (EPS)	$1.54	$1.89	-19%		$1.83	-3%
Free cash flow	$1,163	$1,737	-33%		$1,690	-3%
Free cash flow from ongoing businesses	$1,098	$1,516	-28%		$1,625	7%

(1)	The company’s previously communicated 2013 Outlook excluded the fourth-quarter charges from adjusted EBITDA and underlying operating profit, as well as the associated cash payments and a $500 million pension contribution. See Appendix A for the company’s results including and excluding these items.
(2)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.
(3)	In 2013, adjusted EBITDA and underlying operating profit were impacted by $357 million and $372 million of charges, respectively. The company’s Outlook communicated in February 2013 included approximately $100 million of these charges.
(4)	Results provided on this basis are consistent with the company’s 2013 Outlook.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Consolidated Financial Highlights – Fourth Quarter 2013

	Three Months Ended December 31, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2013	2012	Change
Revenues	$3,278	$3,364	-3%
Operating profit	$213	$537	-60%
Diluted (loss) earnings per share (EPS)	$(0.43)	$0.42	nm5
Cash flow from operations	$407	$945	-57%

The decline in IFRS operating profit and diluted EPS reflected the previously announced 2013 charges. Additionally, in the fourth quarter of 2013 the company recorded a $425 million tax charge related to the consolidation of its technology and content assets. The decline in cash flow from operations was principally due to the $500 million pension contribution in the fourth quarter of 2013.

					Excluding Q4 Charges[6]
Non-IFRS Financial Measures[2]	2013	2012	Change		2013	Change
Revenues from ongoing businesses	$3,265	$3,245	1%		$3,265	1%
Revenue growth before currency			1%			1%
Adjusted EBITDA	$610	$893	-32%		$870	-3%
Adjusted EBITDA margin	18.7%	27.5%	-880	bp	26.6%	-90	bp
Underlying operating profit	$302	$607	-50%		$577	-5%
Underlying operating profit margin	9.2%	18.7%	-950	bp	17.7%	-100	bp
Adjusted earnings per share (EPS)	$0.21	$0.54	-61%		$0.49	-9%
Free cash flow	$187	$707	-74%		$714	1%
Free cash flow from ongoing businesses	$198	$661	-70%		$725	10%

Full-Year Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues were down 1% (down 3% organic) as growth in the Enterprise Content, FXall, Governance, Risk & Compliance and Elektron Managed Services businesses was more than offset by weakness in other segments, primarily the Equities and Fixed Income desktop businesses.
•	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 3%, revenues in the Americas were up 1% (down 3% organic) and revenues in Asia were down 1%.
•	As of January 31, 2014, billed Eikon desktops totaled approximately 119,000 and installed Eikon desktops totaled approximately 123,000 versus 76,000 and 96,000, respectively, on September 30, 2013.
•	EBITDA declined 14% due to lower organic revenue and fourth-quarter charges of $172 million. The margin was 21.9% compared to 24.9% in the prior year.
o	Excluding fourth-quarter charges of $172 million, EBITDA declined 4% with a margin of 24.5%.
•	Operating profit declined 25% due to lower organic revenue, fourth-quarter charges of $178 million and a $32 million increase in depreciation and amortization primarily from investments made in prior periods. The margin was 12.3% compared to 15.9% in the prior year.
o	Excluding fourth-quarter charges of $178 million, operating profit declined 8% with a margin of 15.0%.
Trading

•	Revenues decreased 6% due to Equities and Fixed Income desktop cancellations throughout 2013.
•	Recoveries revenues were down 5%.

(2)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.
(5)	nm – not meaningful
(6)
Results exclude the fourth-quarter charges from adjusted EBITDA and underlying operating profit, as well as the associated cash payments and a $500 million pension contribution from free cash flow. See Appendix A for the company’s results including and excluding these items.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Investors

•	Revenues were flat versus the prior year. Enterprise Content revenues increased 7% helping to offset declines in other portions of the Investors business.

Marketplaces

•	Revenues increased 2% (down 3% organic). FXall was up 11%, reflecting strong growth in volumes and an increased user base. This was offset by a decline in FX revenues for the year in other Marketplaces businesses.

Governance, Risk & Compliance

•	Revenues grew 14% (10% organic) to $247 million due to strong demand for regulatory and compliance products and services.

Legal

•	Revenues increased 3% (down 1% organic). The decline in organic revenues was attributable to the continuing decline in US print revenues and a 10% decline in revenues from the Latin American business. Excluding US print, Legal revenues grew 5% (up slightly organic).
•	US Law Firm Solutions revenues were flat with strong growth in Business of Law revenues (FindLaw and Elite) offset by a 1% decline in research-related revenues.
•	Corporate, Government & Academic revenues grew 1%.
•	Global businesses grew 14% (down 1% organic) driven by strong growth from Practical Law (formerly PLC) offset by a decline in Latin American revenues.
•	US print revenues declined 6% as firms continued to reduce discretionary spending.
•	EBITDA declined 4% due to fourth-quarter charges of $37 million as well as the decline in US print and Latin American revenues. The margin was 35.6% compared to 38.2% in the prior year due to the dilutive impact of the acquisition of PLC and the decline in US print and Latin American revenues.
o	Excluding fourth-quarter charges of $37 million, EBITDA declined 1% with a margin of 36.7%.
•	Operating profit was down 7% with a margin of 26.9% compared to 29.6% in the prior year. The decline in the margin reflected the same items that impacted EBITDA margin performance.
o	Excluding fourth-quarter charges of $37 million, operating profit declined 3% with a margin of 28.1%.

Tax & Accounting

•	Revenues increased 9% (5% organic). Professional was up 10%, Corporate was up 17% (9% organic) and Knowledge Solutions was up 6% (3% organic). Government-related revenues declined 33% but were up 7% in the fourth-quarter as performance has begun to improve.
•	EBITDA increased 7% primarily due to increased revenue with a margin of 30.4% compared to 30.3% in the prior year.
o	Excluding fourth-quarter charges of $9 million, EBITDA increased 10% with a margin of 31.1%.
•	Operating profit increased 8% with a margin of 20.7% compared to 20.5% in the prior year.
o	Excluding fourth-quarter charges of $9 million, operating profit increased 12% with a margin of 21.4%.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Intellectual Property & Science

•	Revenues increased 11% (4% organic), driven by strong growth in subscription and transaction revenues, which grew 12% and 6%, respectively. IP Solutions grew 14%, Life Sciences increased 7% and Scientific & Scholarly Research increased 7%.
•	EBITDA was unchanged primarily due to fourth-quarter charges of $23 million with a margin of 31.0% versus 33.9% in the prior year.
o	Excluding fourth-quarter charges of $23 million, EBITDA increased 8% with a margin of 33.3%.
•	Operating profit declined 4% primarily due to fourth-quarter charges of $23 million with a margin of 22.9% compared to 26.3% in the prior year.
o	Excluding fourth-quarter charges of $23 million, operating profit increased 6% with a margin of 25.3%.

Fourth-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues were down 2% as a result of lower transaction volumes and declining subscription revenues driven by the impact of negative net sales in 2013. Organic revenues declined 3%.
•	Recurring subscription-related revenues decreased 2% (all organic) due to negative net sales in 2013. Transactions-related revenues increased 2% but were down 4% organically primarily due to lower market trading volumes in the foreign exchange and fixed income markets. Recoveries revenues were down 5% and outright revenues declined 1% (down 3% organic).
•	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 3%, revenues in the Americas were down 3% (down 4% organic) and revenues in Asia were up 2%.
•	EBITDA declined 45% primarily due to fourth-quarter charges of $172 million. The margin was 14.6% compared to 25.9% in the prior-year period.
o	Excluding fourth-quarter charges of $172 million, the EBITDA margin was 24.9%.
•	Operating profit declined 72% primarily due to fourth-quarter charges of $178 million. The margin was 4.8% compared to 16.9% in the prior-year period.
o	Excluding fourth-quarter charges of $178 million, operating profit declined 10% with a margin of 15.5%.
Trading

•	Revenues decreased 5% with growth in Elektron Managed Services more than offset by legacy desktop cancellations in Equities and Fixed Income.
•	Recoveries revenues were down 4%.
Investors

•	Revenues increased 1% versus the prior-year period. Enterprise Content revenues increased 8% and Banking & Research grew low single digit but were somewhat offset by a decline in Investment Management revenues and a slight decline in Wealth Management revenues.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Marketplaces

•	Revenues decreased 2% (down 4% organic). FXall growth of 9% was more than offset by a decline in desktop revenues and a decline in other foreign exchange and fixed income transaction revenue resulting from continued lower market volumes.

Governance, Risk & Compliance

•	Revenues grew 13% (8% organic) to $69 million from strong sales growth and continued strong demand.

Legal

•	Revenues increased 2% (down 2% organic). The decline in organic revenues was attributable to declines in US print revenues and in the Latin American business. Excluding US and Latin American print, Legal organic revenues grew 1%.
•	US Law Firm Solutions revenues grew 1% with a 9% increase in the Business of Law revenues (FindLaw and Elite) offset by a 1% decline in research-related revenues.
•	Corporate, Government & Academic revenues grew 2%.
•	Global businesses grew 3% (down 9% organic) driven by strong growth from Practical Law (formerly PLC) offset by a decline in Latin American revenues.
•	US print revenues declined 5% and in the full-year 2013 represented 16% of total Legal revenues (24% in 2008).
•	The decline in Latin American-related revenues was due to a slowdown in emerging market growth, the roll-out of a new Order-to-Cash system and the harmonization of commercial policies in the region.
•	EBITDA declined 17% due to fourth-quarter charges of $37 million as well as the impact of US and Latin America print revenue declines. The margin was 31.3% compared to 38.3% in the prior-year period.
o	Excluding fourth-quarter charges of $37 million, EBITDA declined 6% with a margin of 35.6%.
•	Operating profit declined 23% with a margin of 22.9% versus 30.2% in the prior-year period. The decline in the margin reflected the same items that impacted EBITDA margin performance.
o	Excluding fourth-quarter charges of $37 million, operating profit declined 9% with a margin of 27.2%.

Tax & Accounting

•	Revenues increased 11% (7% organic) driven by strong growth from the Corporate business, up 17% (8% organic), and the Professional business, up 11%.
•	EBITDA increased 2% with a margin of 34.5% compared to 36.6% in the prior-year period. The margin decline was primarily due to fourth-quarter charges of $9 million.
o	Excluding fourth-quarter charges of $9 million, EBITDA increased 10% with a margin of 37.0%.
•	Operating profit increased 1% and the margin was 26.4% compared to 28.3% in the prior-year period.
o	Excluding fourth-quarter charges of $9 million, operating profit increased 10% with a margin of 28.8%.
•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Intellectual Property & Science

•	Revenues increased 11% (9% organic), driven by subscription revenue growth of 8% and transaction revenue growth of 16%. IP Solutions grew 6%, Life Sciences increased 18% and Scientific & Scholarly Research increased 13%.
•	EBITDA declined 11% primarily due to fourth-quarter charges of $23 million. The margin was 27.3% versus 33.6% in the prior-year period.
o	Excluding fourth-quarter charges of $23 million, EBITDA increased 17% with a margin of 35.6%.
•	Operating profit declined 18% primarily due to fourth-quarter charges of $23 million. The margin was 19.6% compared to 26.4% in the prior-year period.
o	Excluding fourth-quarter charges of $23 million, operating profit increased 17% with a margin of 28.0%.
•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Corporate & Other (Including Reuters News)

Reuters News revenues for the full year 2013 were $331 million, up 2% from the prior year. Corporate & Other costs for the full year 2013 were $320 million, including fourth-quarter charges of $28 million, compared to $317 million in 2012.

Fourth-quarter Reuters News revenues were $86 million, unchanged from the prior-year period. Fourth-quarter Corporate & Other costs were $129 million including fourth-quarter charges of $28 million compared to $103 million in the prior-year period.

Business Outlook (Before Currency)

Thomson Reuters today issued its business outlook for 2014. The company expects:

•	revenues to be comparable to 2013;
•	adjusted EBITDA margin to range between 26% and 27%;
•	underlying operating profit margin to range between 17.0% and 18.0%; and
•	free cash flow to range between $1.3 billion and $1.5 billion in 2014.

In October 2013, the company stated that it planned to take a charge of approximately $350 million, most of which would be reflected in fourth-quarter 2013 results, with a portion reflected in 2014. The aggregate amount of the charge is now expected to be approximately $395 million, $275 million of which was incurred in 2013. The company’s 2014 Outlook includes the impact of $120 million of charges expected to be incurred this year. The free cash flow Outlook for 2014 reflects the estimated impact of the charges incurred in 2013 and 2014 as well as the impact of the loss of free cash flow from disposals (approximately $375 million in aggregate). The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Dividend and Share Repurchases

The board of directors approved a $0.02 per share annualized increase in the dividend to $1.32 per share. A quarterly dividend of $0.33 per share is payable on March 17, 2014 to common shareholders of record as of February 24, 2014. This dividend increase marks the 21st consecutive annual dividend increase by the company.

In 2013, the company returned approximately $400 million to shareholders through the repurchase of approximately 10.9 million shares. Approximately $300 million of these repurchases in the fourth quarter of 2013 were part of the company’s previously announced plans to repurchase up to $1 billion of its shares by the end of 2014.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. Forward-looking statements also include expectations regarding the 2014 charges. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2014. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2014 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in the countries where Thomson Reuters operates. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency initiatives.
Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT
MEDIA David Crundwell Head of Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its full-year and fourth-quarter 2013 results today beginning at 8:30 a.m. Eastern Standard Time (EST).  You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com.  An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended
	December 31,		Change
	2013	2012 (1)	Total	Before Currency	Organic
Revenues
Trading	$622	$660	-6%	-5%	-5%
Investors	540	538	0%	1%	1%
Marketplaces	442	455	-3%	-2%	-4%
Governance, Risk & Compliance	69	61	13%	13%	8%
Financial & Risk	1,673	1,714	-2%	-2%	-3%
Legal	868	858	1%	2%	-2%
Tax & Accounting	368	339	9%	11%	7%
Intellectual Property & Science	275	250	10%	11%	9%
Corporate & Other (includes Reuters News)	86	87	-1%	0%	0%
Eliminations	(5)	(3)
Revenues from ongoing businesses (2)	3,265	3,245	1%	1%	-1%
Other Businesses (3)	13	119
Revenues	$3,278	$3,364	-3%

				Margin
Adjusted EBITDA (4)			Change	2013	2012	Change
Financial & Risk	$244	$444	-45%	14.6%	25.9%	-1130	bp
Legal	272	329	-17%	31.3%	38.3%	-700	bp
Tax & Accounting	127	124	2%	34.5%	36.6%	-210	bp
Intellectual Property & Science	75	84	-11%	27.3%	33.6%	-630	bp
Corporate & Other (includes Reuters News)	(108)	(88)
Adjusted EBITDA	$610	$893	-32%	18.7%	27.5%	-880	bp

Underlying Operating Profit (5)
Financial & Risk	$81	$289	-72%	4.8%	16.9%	-1210	bp
Legal	199	259	-23%	22.9%	30.2%	-730	bp
Tax & Accounting	97	96	1%	26.4%	28.3%	-190	bp
Intellectual Property & Science	54	66	-18%	19.6%	26.4%	-680	bp
Corporate & Other (includes Reuters News)	(129)	(103)
Underlying operating profit	$302	$607	-50%	9.2%	18.7%	-950	bp

Refer to page 14 for explanation of footnotes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Twelve Months Ended
	December 31,		Change
	2013	2012 (1)	Total	Before Currency	Organic
Revenues
Trading	$2,480	$2,645	-6%	-6%	-6%
Investors	2,142	2,168	-1%	0%	-1%
Marketplaces	1,779	1,770	1%	2%	-3%
Governance, Risk & Compliance	247	219	13%	14%	10%
Financial & Risk	6,648	6,802	-2%	-1%	-3%
Legal	3,351	3,266	3%	3%	-1%
Tax & Accounting	1,243	1,161	7%	9%	5%
Intellectual Property & Science	982	894	10%	11%	4%
Corporate & Other (includes Reuters News)	331	331	0%	2%	2%
Eliminations	(12)	(11)
Revenues from ongoing businesses (2)	12,543	12,443	1%	2%	-1%
Other Businesses (3)	159	689
Revenues	$12,702	$13,132	-3%

				Margin
Adjusted EBITDA (4)			Change	2013	2012	Change
Financial & Risk	$1,457	$1,691	-14%	21.9%	24.9%	-300	bp
Legal	1,194	1,246	-4%	35.6%	38.2%	-260	bp
Tax & Accounting	378	352	7%	30.4%	30.3%	10	bp
Intellectual Property & Science	304	303	0%	31.0%	33.9%	-290	bp
Corporate & Other (includes Reuters News)	(263)	(282)
Adjusted EBITDA	$3,070	$3,310	-7%	24.5%	26.6%	-210	bp

Underlying Operating Profit (5)
Financial & Risk	$816	$1,082	-25%	12.3%	15.9%	-360	bp
Legal	903	967	-7%	26.9%	29.6%	-270	bp
Tax & Accounting	257	238	8%	20.7%	20.5%	20	bp
Intellectual Property & Science	225	235	-4%	22.9%	26.3%	-340	bp
Corporate & Other (includes Reuters News)	(320)	(317)
Underlying operating profit	$1,881	$2,205	-15%	15.0%	17.7%	-270	bp

Refer to page 14 for explanation of footnotes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Twelve Months Ended
	December 31,				December 31,
	2013	2012 (1)	Change		2013	2012 (1)	Change

Operating profit	$213	$537	-60%		$1,516	$2,570	-41%
Adjustments to remove:
Amortization of other identifiable intangible assets	159	160			641	619
Fair value adjustments	7	15			(14)	36
Other operating gains, net	(74)	(81)			(198)	(883)
Operating profit from Other Businesses (3)	(3)	(24)			(64)	(137)
Underlying operating profit	$302	$607	-50%		$1,881	$2,205	-15%
Remove:
Depreciation and amortization of computer software (excluding Other Businesses (3))	308	286			1,189	1,105
Adjusted EBITDA	$610	$893	-32%		$3,070	$3,310	-7%

Underlying operating profit margin (5)	9.2%	18.7%	-950	bp	15.0%	17.7%	-270	bp
Adjusted EBITDA margin (4)	18.7%	27.5%	-880	bp	24.5%	26.6%	-210	bp

Thomson Reuters Corporation
Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2013	2012 (1)	Change	2013	2012 (1)	Change

(Loss) earnings from continuing operations	$(347)	$365	nm	$175	$2,040	-91%
Adjustments to remove:
Tax expense	425	43		848	126
Other finance costs (income)	19	4		53	(40)
Net interest expense	112	111		460	453
Amortization of other identifiable intangible assets	159	160		641	619
Amortization of computer software	202	182		773	691
Depreciation	106	105		416	425
EBITDA	$676	$970		$3,366	$4,314
Adjustments to remove:
Share of post-tax earnings and impairment in equity method investments	4	14		(20)	(9)
Other operating gains, net	(74)	(81)		(198)	(883)
Fair value adjustments	7	15		(14)	36
EBITDA from Other Businesses (3)	(3)	(25)		(64)	(148)
Adjusted EBITDA	$610	$893	-32%	$3,070	$3,310	-7%

nm = not meaningful
Refer to page 14 for explanation of footnotes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (5) to Adjusted EBITDA (4) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31, 2013			Three Months Ended December 31, 2012 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$81	$163	$244	$289	$155	$444
Legal	199	73	272	259	70	329
Tax & Accounting	97	30	127	96	28	124
Intellectual Property & Science	54	21	75	66	18	84
Corporate & Other (includes Reuters News)	(129)	21	(108)	(103)	15	(88)
	$302	$308	$610	$607	$286	$893

	Twelve Months Ended December 31, 2013			Twelve Months Ended December 31, 2012 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$816	$641	$1,457	$1,082	$609	$1,691
Legal	903	291	1,194	967	279	1,246
Tax & Accounting	257	121	378	238	114	352
Intellectual Property & Science	225	79	304	235	68	303
Corporate & Other (includes Reuters News)	(320)	57	(263)	(317)	35	(282)
	$1,881	$1,189	$3,070	$2,205	$1,105	$3,310

_________________________
** excludes Other Businesses (3)

Refer to page 14 for explanation of footnotes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of (Loss) Earnings Attributable to Common Shareholders
 to Adjusted Earnings (6)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2013	2012 (1)	2013	2012 (1)
(Loss) earnings attributable to common shareholders	$(351)	$352	$137	$1,989
Adjustments to remove:
Operating profit from Other Businesses (3)	(3)	(24)	(64)	(137)
Fair value adjustments	7	15	(14)	36
Other operating gains, net	(74)	(81)	(198)	(883)
Other finance costs (income)	19	4	53	(40)
Share of post-tax earnings and impairment in equity method investments	4	14	(20)	(9)
Tax on above items	24	36	64	251
Discrete tax items	406	(30)	773	(254)
Amortization of other identifiable intangible assets	159	160	641	619
Discontinued operations	(4)	(3)	(10)	(2)
Interim period effective tax rate normalization (7)	(3)	8	-	-
Tax charge amortization (8)	(13)	-	(76)	-
Dividends declared on preference shares	(1)	(1)	(3)	(3)
Adjusted earnings	$170	$450	$1,283	$1,567
Adjusted earnings per share	$0.21	$0.54	$1.54	$1.89

Diluted weighted-average common shares (millions)	828.6	829.2	831.0	829.6

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Businesses (9)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2013	2012 (1)	2013	2012 (1)
Net cash provided by operating activities	$407	$945	$2,103	$2,658
Capital expenditures, less proceeds from disposals	(253)	(249)	(1,004)	(964)
Other investing activities	34	12	67	46
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Free cash flow	187	707	1,163	1,737
Remove: Other Businesses (3)	11	(46)	(65)	(221)
Free cash flow from ongoing businesses	$198	$661	$1,098	$1,516

Refer to page 14 for explanation of footnotes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Footnotes

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.
(2)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (3) below) are excluded.
(3)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Other Businesses	2013	2012	2013	2012

Revenues	$13	$119	$159	$689

Operating profit	$3	$24	$64	$137
Depreciation and amortization of computer software	-	1	-	11
EBITDA	$3	$25	$64	$148

(4)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(5)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(6)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Because Thomson Reuters reported a net loss from continuing operations under IFRS for the three months ended December 31, 2013, the weighted average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted average common shares)	Three Months Ended December 31, 2013

IFRS: Basic and Diluted	825,270,499
Effect of stock options and other equity incentive awards	3,355,232
Non- IFRS	828,625,731

(7)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(8)	Reflects amortization of the tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(9)	Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other Businesses (see note (3) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2013	2012 (1)	2013	2012 (1)

Revenues	$3,278	$3,364	$12,702	$13,132
Operating expenses	(2,672)	(2,461)	(9,554)	(9,710)
Depreciation	(106)	(105)	(416)	(425)
Amortization of computer software	(202)	(182)	(773)	(691)
Amortization of other identifiable intangible assets	(159)	(160)	(641)	(619)
Other operating gains, net	74	81	198	883
Operating profit	213	537	1,516	2,570
Finance costs, net:
Net interest expense	(112)	(111)	(460)	(453)
Other finance (costs) income	(19)	(4)	(53)	40
Income before tax and equity method investments	82	422	1,003	2,157
Share of post-tax earnings and impairment in equity method investments	(4)	(14)	20	9
Tax expense	(425)	(43)	(848)	(126)
(Loss) earnings from continuing operations	(347)	365	175	2,040
Earnings from discontinued operations, net of tax	4	3	10	2
Net (loss) earnings	$(343)	$368	$185	$2,042

(Loss) earnings attributable to:
Common shareholders	(351)	352	137	1,989
Non-controlling interests	8	16	48	53

Basic (loss) earnings per share	$(0.43)	$0.42	$0.16	$2.40
Diluted (loss) earnings per share	$(0.43)	$0.42	$0.16	$2.39

Basic weighted-average common shares	825,270,499	827,175,200	828,235,931	827,640,398
Diluted weighted-average common shares	825,270,499	829,180,975	830,984,677	829,603,780

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)
	December 31,	December 31,
	2013	2012 (1)
Assets
Cash and cash equivalents	$1,316	$1,283
Trade and other receivables	1,751	1,818
Other financial assets	183	72
Prepaid expenses and other current assets	650	638
Current assets excluding assets held for sale	3,900	3,811
Assets held for sale	-	302
Current assets	3,900	4,113

Computer hardware and other property, net	1,291	1,416
Computer software, net	1,622	1,659
Other identifiable intangible assets, net	7,890	8,134
Goodwill	16,871	16,251
Other financial assets	192	355
Other non-current assets	583	559
Deferred tax	90	50
Total assets	$32,439	$32,537
Liabilities and equity
Liabilities
Current indebtedness	$596	$1,008
Payables, accruals and provisions	2,624	2,612
Deferred revenue	1,348	1,222
Other financial liabilities	193	95
Current liabilities excluding liabilities associated with assets held for sale	4,761	4,937
Liabilities associated with assets held for sale	-	35
Current liabilities	4,761	4,972

Long-term indebtedness	7,470	6,223
Provisions and other non-current liabilities	1,759	2,502
Other financial liabilities	102	37
Deferred tax	1,917	1,305
Total liabilities	16,009	15,039
Equity
Capital	10,347	10,371
Retained earnings	7,303	8,311
Accumulated other comprehensive loss	(1,614)	(1,537)
Total shareholders’ equity	16,036	17,145
Non-controlling interests	394	353
Total equity	16,430	17,498
Total liabilities and equity	$32,439	$32,537

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012 (1)	2013	2012 (1)
Cash provided by (used in):
Operating activities
Net (loss) earnings	$(343)	$368	$185	$2,042
Adjustments for:
Depreciation	106	105	416	425
Amortization of computer software	202	182	773	691
Amortization of other identifiable intangible assets	159	160	641	619
Net gains on disposals of businesses and investments	(38)	(14)	(195)	(829)
Deferred tax	138	90	434	(149)
Other	77	-	289	18
Pension contributions	(500)	-	(500)	-
Changes in working capital and other items	606	54	60	(159)
Net cash provided by operating activities	407	945	2,103	2,658

Investing activities
Acquisitions, net of cash acquired	(254)	(26)	(1,241)	(1,301)
Proceeds from disposals of businesses and investments, net of taxes paid	195	94	550	1,901
Capital expenditures, less proceeds from disposals	(253)	(249)	(1,004)	(964)
Other investing activities	34	12	67	46
Investing cash flows from continuing operations	(278)	(169)	(1,628)	(318)
Investing cash flows from discontinued operations	(4)	-	6	90
Net cash used in investing activities	(282)	(169)	(1,622)	(228)

Financing activities
Proceeds from debt	1,974	-	3,268	-
Repayments of debt	(800)	-	(2,240)	(2)
Net (repayments) borrowings under short-term loan facilities	(5)	1	(3)	(422)
Repurchases of common shares	(300)	-	(400)	(168)
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Dividends paid on common shares	(260)	(255)	(1,038)	(1,021)
Other financing activities	(23)	13	(19)	65
Net cash provided by (used in) financing activities	585	(242)	(435)	(1,551)

Translation adjustments on cash and cash equivalents	(1)	(2)	(13)	-
Increase in cash and cash equivalents	709	532	33	879
Cash and cash equivalents at beginning of period	607	751	1,283	404
Cash and cash equivalents at end of period	$1,316	$1,283	$1,316	$1,283

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Appendix A

The following supplemental information is provided to facilitate comparison to our 2013 business outlook, which excluded previously announced fourth-quarter charges and a $500 million pension contribution(1).

Thomson Reuters Corporation
Consolidated Financial Highlights
(unaudited)

Three Months Ended December 31, (Millions of U.S. dollars, except EPS and margins)
Non-IFRS Financial Measures (2)	2013 Actual	Charge	Pension	2013 Excluding Charge and Pension	2012	Change (3)
Revenues from ongoing businesses	$3,265	-	-	$3,265	$3,245	1%
Revenue growth before currency						1%
Adjusted EBITDA	$610	$260	-	$870	$893	-3%
Adjusted EBITDA margin	18.7%	-	-	26.6%	27.5%	-90	bp
Underlying operating profit	$302	$275	-	$577	$607	-5%
Underlying operating profit margin	9.2%	-	-	17.7%	18.7%	-100	bp
Adjusted earnings per share (EPS)	$0.21	$0.28	-	$0.49	$0.54	-9%
Free cash flow	$187	$27	$500	$714	$707	1%
Free cash flow from ongoing businesses	$198	$27	$500	$725	$661	10%

Twelve Months Ended December 31, (Millions of U.S. dollars, except EPS and margins)
Non-IFRS Financial Measures (2)	2013 Actual	Charge	Pension	2013 Excluding Charge and Pension	2012	Change (3)
Revenues from ongoing businesses	$12,543	-	-	$12,543	$12,443	1%
Revenue growth before currency						2%
Adjusted EBITDA	$3,070	$260	-	$3,330	$3,310	1%
Adjusted EBITDA margin	24.5%	-	-	26.5%	26.6%	-10	bp
Underlying operating profit	$1,881	$275	-	$2,156	$2,205	-2%
Underlying operating profit margin	15.0%	-	-	17.2%	17.7%	-50	bp
Adjusted earnings per share (EPS)	$1.54	$0.29	-	$1.83	$1.89	-3%
Free cash flow	$1,163	$27	$500	$1,690	$1,737	-3%
Free cash flow from ongoing businesses	$1,098	$27	$500	$1,625	$1,516	7%

(1)	In this appendix, the following previously announced items are added back to the company’s 2013 actual non-IFRS results to facilitate comparison to our 2013 business outlook:
a.	Fourth quarter charges of $260 million and $275 million, which impacted adjusted EBITDA and underlying operating profit, respectively;
b.	Cash payments in 2013 associated with these charges which impacted free cash flow by $27 million; and
c.	A $500 million pension contribution which impacted free cash flow.
(2)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes on page 14.
(3)	Based on 2013 actual non-IFRS results excluding the previously announced fourth-quarter charges and pension contribution.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Appendix A

The following supplemental information is provided to facilitate comparison to our 2013 business outlook, which excluded previously announced fourth-quarter charges(1).

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Change
Revenues	2013(2)	2012(2)	Total	Before Currency	Organic
Trading	$622	$660	-6%	-5%	-5%
Investors	540	538	0%	1%	1%
Marketplaces	442	455	-3%	-2%	-4%
Governance, Risk & Compliance	69	61	13%	13%	8%
Financial & Risk	1,673	1,714	-2%	-2%	-3%
Legal	868	858	1%	2%	-2%
Tax & Accounting	368	339	9%	11%	7%
Intellectual Property & Science	275	250	10%	11%	9%
Corporate & Other (includes Reuters News)	86	87	-1%	0%	0%
Eliminations	(5)	(3)
Revenues from ongoing businesses	3,265	3,245	1%	1%	-1%
Other Businesses	13	119
Revenues	$3,278	$3,364	-3%

						Margin
Adjusted EBITDA	2013 Actual (2)	Remove Charge	2013 Excluding Charge	2012 (2)	Change Total (3)	2013 (3)	2012	Change(3)
Financial & Risk	$244	$172	$416	$444	-6%	24.9%	25.9%	-100	bp
Legal	272	37	309	329	-6%	35.6%	38.3%	-270	bp
Tax & Accounting	127	9	136	124	10%	37.0%	36.6%	40	bp
Intellectual Property & Science	75	23	98	84	17%	35.6%	33.6%	200	bp
Corporate & Other (includes Reuters News)	(108)	19	(89)	(88)
Adjusted EBITDA	$610	$260	$870	$893	-3%	26.6%	27.5%	-90	bp

Underlying Operating Profit
Financial & Risk	$81	$178	$259	$289	-10%	15.5%	16.9%	-140	bp
Legal	199	37	236	259	-9%	27.2%	30.2%	-300	bp
Tax & Accounting	97	9	106	96	10%	28.8%	28.3%	50	bp
Intellectual Property & Science	54	23	77	66	17%	28.0%	26.4%	160	bp
Corporate & Other (includes Reuters News)	(129)	28	(101)	(103)
Underlying operating profit	$302	$275	$577	$607	-5%	17.7%	18.7%	-100	bp

(1)	In this appendix, the previously announced items of fourth-quarter charges of $260 million and $275 million, which impacted adjusted EBITDA and underlying operating profit, respectively, are added back to the company’s 2013 actual non-IFRS results to facilitate comparison to our 2013 business outlook.
(2)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes on page 14.
(3)	Based on 2013 actual non-IFRS results excluding the previously announced fourth-quarter charges.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2013 Results

Appendix A

The following supplemental information is provided to facilitate comparison to our 2013 business outlook, which excluded previously announced fourth-quarter charges(1).

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Twelve Months Ended December 31,		Change
Revenues	2013(2)	2012(2)	Total	Before Currency	Organic
Trading	$2,480	$2,645	-6%	-6%	-6%
Investors	2,142	2,168	-1%	0%	-1%
Marketplaces	1,779	1,770	1%	2%	-3%
Governance, Risk & Compliance	247	219	13%	14%	10%
Financial & Risk	6,648	6,802	-2%	-1%	-3%
Legal	3,351	3,266	3%	3%	-1%
Tax & Accounting	1,243	1,161	7%	9%	5%
Intellectual Property & Science	982	894	10%	11%	4%
Corporate & Other (includes Reuters News)	331	331	0%	2%	2%
Eliminations	(12)	(11)
Revenues from ongoing businesses	12,543	12,443	1%	2%	-1%
Other Businesses	159	689
Revenues	$12,702	$13,132	-3%

						Margin (3)
Adjusted EBITDA	2013 Actual (2)	Remove Charge	2013 Excluding Charge	2012 (2)	Change Total (3)	2013 (3)	2012	Change(3)
Financial & Risk	$1,457	$172	$1,629	$1,691	-4%	24.5%	24.9%	-40	bp
Legal	1,194	37	1,231	1,246	-1%	36.7%	38.2%	-150	bp
Tax & Accounting	378	9	387	352	10%	31.1%	30.3%	80	bp
Intellectual Property & Science	304	23	327	303	8%	33.3%	33.9%	-60	bp
Corporate & Other (includes Reuters News)	(263)	19	(244)	(282)
Adjusted EBITDA	$3,070	$260	$3,330	$3,310	1%	26.5%	26.6%	-10	bp

Underlying Operating Profit
Financial & Risk	$816	$178	$994	$1,082	-8%	15.0%	15.9%	-90	bp
Legal	903	37	940	967	-3%	28.1%	29.6%	-150	bp
Tax & Accounting	257	9	266	238	12%	21.4%	20.5%	90	bp
Intellectual Property & Science	225	23	248	235	6%	25.3%	26.3%	-100	bp
Corporate & Other (includes Reuters News)	(320)	28	(292)	(317)
Underlying operating profit	$1,881	$275	$2,156	$2,205	-2%	17.2%	17.7%	-50	bp

(1)	In this appendix, the previously announced items of fourth-quarter charges of $260 million and $275 million, which impacted adjusted EBITDA and underlying operating profit, respectively, are added back to the company’s 2013 actual non-IFRS results to facilitate comparison to our 2013 business outlook.
(2)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes on page 14.
(3)	Based on 2013 actual non-IFRS results excluding the previously announced fourth-quarter charges.